UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Steven C. Francis

c/o AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

Tel. No.: (858) 720-1613

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Steven C. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions).
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
2,093,949
(Includes options to purchase 2,093,849 shares of Common Stock)
8 SHARED VOTING POWER

216,822
9 SOLE DISPOSITIVE POWER
2,093,949
(Includes options to purchase 2,093,849 shares of Common Stock)
10 SHARED DISPOSITIVE POWER

216,822

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,310,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.26
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

The Francis Family Trust, dated May 24, 1996, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions).
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

214,422
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

214,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.7%
14	TYPE OF REPORTING PERSON

OO

Explanatory Note:

The Reporting Persons (as defined below) filed a Schedule 13D on November 3, 2003, with the Securities and Exchange Commission reporting beneficial ownership of some of the shares of common stock, par value $0.01 per share (the “Common Stock”), reported as being beneficially owned. On November 19, 2004, the Reporting Persons filed Amendment No. 1 to Schedule 13D (“Amendment No. 1”), and on June 16, 2006, the Reporting Person filed Amendment No. 2 to the Schedule 13D (“Amendment No. 2”). This Statement on Amendment No. 3 to the Schedule 13D (“Amendment No. 32”) is filed to reflect a total of 407,700 shares of Common Stock which have been exercised by the Reporting Person since the filing of Amendment No. 2 The aggregate change in ownership of the outstanding Common Stock has decreased by more than 1%, thus triggering the filing of this Statement on Amendment No. 3 to the Schedule 13D.

Item 1. Security and Issuer.

This Statement on Amendment No. 3 to Schedule 13D relates to shares of Common Stock of AMN Healthcare Services, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 12400 High Bluff Drive, Suite 100, San Diego, California 92130.

Item 2. Identity and Background.

(a) This Statement on Amendment No. 3 to Schedule 13D is being filed by Steven C. Francis (“Mr. Francis”) and The Francis Family Trust dated May 24, 1996, as amended, a California trust (the “Trust” and collectively, the “Reporting Persons”).

(b) – (c)

STEVEN C. FRANCIS

Mr. Francis is the Executive Chairman of the Company. The business address of Mr. Francis is 12400 High Bluff Drive, Suite 100, San Diego, California 92130.

THE FRANCIS FAMILY TRUST

The Trust is a revocable trust established under the laws of California, the principal business of which is to hold property on behalf of the beneficiaries. The principal address of the Trust is P.O. Box 675770, Rancho Santa Fe, California 92067. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the name, residence or business address, and present principal occupation or employment of each Trustee of the Trust is set forth below:

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
Steven C. Francis	12400 High Bluff Drive, Suite 100 San Diego, California 92130	Executive Chairman of AMN Healthcare Services, Inc.

Gayle A. Francis	P.O. Box 675770 Rancho Santa Fe, California 92067	Entrepreneur

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or person identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Francis is a co-founder of the Company’s predecessor company. On November 16, 2001, the Company completed an initial public offering of its Common Stock (the “Initial Public Offering”). Except with respect to an aggregate of 2,400 shares of Common Stock purchased in the Initial Public Offering with personal funds (for an aggregate purchase price of $40,800) and 100 shares of Common Stock purchased in the open market on November 14, 2001 with personal funds (for an aggregate purchase price of $2,100), Mr. Francis acquired the Common Stock as a founder of the predecessor company. In addition, in his capacity as an executive officer of the Company, Mr. Francis has been granted options to purchase a total of 3,466,449 shares of Common Stock, 2,093,849 of which are currently exercisable. Mr. Francis has also been granted 5,555 restricted stock units and 4,445 stock appreciation rights, none of which are currently vested.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described herein (i) in connection with the founding of the Company, (ii) for investment purposes and (iii) in the case of the options, restricted stock units and stock appreciation rights, as compensation.

Neither the Trust nor Mr. Francis, in his individual capacity, have any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the issuer (other than shares of Common Stock to be acquired upon the exercise of outstanding options, or the vesting of restricted stock units and stock appreciation rights, or the disposition of securities of the Company, except for a Rule 10b5-1 Plan which Mr. Francis has pertaining to employee stock options.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the above, Mr. Francis may, in his capacity as an executive officer of the Company, have plans or proposals relating to items (a) through (j) above and, to such extent, Mr. Francis declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of an executive officer. In addition, Mr. Francis may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Francis in light of market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Francis may be deemed to beneficially own an aggregate of 2,310,771 shares of Common Stock (which includes 214,422 shares of Common Stock held as a Trustee of the Trust, an aggregate of 100 shares of Common Stock held directly by Mr. Francis, an aggregate of 2,400 shares of Common Stock held as custodian for his son and daughter and 2,093,849 shares of Common Stock subject to options exercisable within 60 days of July 10, 2006) which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 31,837,279 shares of Common Stock outstanding as of July 10, 2006 represents approximately 7.26 % of the outstanding shares of Common Stock.

The Trust may be deemed to beneficially own 214,422 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 31,837,279 shares of Common Stock outstanding as of July 10, 2006 represents approximately 0.70% of the outstanding shares of Common Stock.

(b) Mr. Francis may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 2,093,949 shares of Common Stock beneficially owned directly by him; Mr. Francis together with his wife, Gayle A. Francis, as Trustees of the Trust, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the 214,422 shares of Common Stock owned directly by the Trust; and Mr. Francis, together with his wife, Gayle A. Francis, may be deemed to have shared power to direct the vote and the shared power to direct the disposition of the 2,400 aggregate shares of Common Stock held as custodian for his son and daughter.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) Other than with respect to the 2,400 aggregate shares of Common Stock held as custodian by Mr. Francis for his son and daughter and as to which Mr. Francis’ son and daughter have the right to receive dividends from, or proceeds from the sale of the shares of Common Stock, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

On November 16, 2001, the Company completed the Initial Public Offering. In connection with the Initial Public Offering, and simultaneously with the consummation thereof, the Company, Mr. Francis, the Trust and certain other stockholders entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Mr. Francis and the Trust are entitled to “piggy-back” registration rights pursuant to which they have a right to participate in registrations initiated by the Company or certain other stockholders of the Company.

On April 18, 2005, the Company, Mr. Francis, the Trust and certain other stockholders entered into Amendment No. 1 to the Registration Rights Agreement dated November 16, 2001 (“Amendment No. 1”). Pursuant to Amendment No. 1, Mr. Francis and the Trust are entitled to two demand registration rights, exercisable for firm commitment underwritten offerings at any time after the earlier of March 31, 2006 or the date on which certain other stockholders beneficially own an amount of registrable securities equal to or less than 4,931,303 shares of common stock (subject to certain adjustments). Amendment No. 1 also provides Mr. Francis and the Trust with unlimited registration rights on Form S-3, exercisable after the date on which certain other stockholders own an amount of registrable securities equal to or less than 2,000,000 shares of common stock (subject to certain adjustments) and granted certain other stockholders piggyback rights with respect to the demand registration rights of Mr. Francis and the Trust.

On November 2, 2005, the Company, Mr. Francis, the Trust and certain other stockholders entered into an Amended and Restated Registration Rights Agreement (“Amendment No. 2”). Pursuant to Amendment No. 2, subject to several exceptions, including the Company’s right to defer a demand registration under certain circumstances, Mr. Francis and the Trust may require that the Company register for public resale all shares of common stock they request be registered at certain times so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. Mr. Francis and the Trust may demand two registrations for firm commitment underwritten offerings, and have the unlimited right to require the Company to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The other stockholders that are parties to the Amended and Restated Registration Rights Agreement dated November 2, 2005 are entitled to piggyback registration rights with respect to any registration request made by Mr. Francis or the Trust.

In addition, Mr. Francis is a participant in the Company’s (i) 1999 Performance Stock Option Plan, (ii) 1999 Super-Performance Stock Option Plan and (iii) AMN Healthcare Services, Inc. Stock Option Plan (collectively, the “Plans”) pursuant to which an aggregate of 3,466,449 options have been granted to him, and (iv) the AMN Healthcare Equity Plan pursuant to which an aggregate of 4,445 stock appreciation rights and 5,555 restricted stock units have been granted to him.

The foregoing references to the Registration Rights Agreement, as amended, the Plans and the AMN Healthcare Equity Plan are qualified in their entirety by reference to Exhibits 2 through 25, which are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, incorporated by reference to the Exhibits filed with the original Statement on Schedule 13D, filed on November 1, 2003, as amended by Amendment No. 1 to Schedule 13D, filed on November 19, 2004, to which this filing is an amendment.

Exhibit 2:	Registration Rights Agreement among the Company, Mr. Francis, the Trust and other stockholders, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 3:	AMN Healthcare Services, Inc. 1999 Performance Stock Option Plan, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 4:	AMN Healthcare Services, Inc. 1999 Super-Performance Stock Option Plan, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 5:	AMN Healthcare Services, Inc. 2001 Stock Option Plan, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 6:	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 7:	Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 8:	Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 9:	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 10:	Amendment, dated as of December 13, 2000, to the Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 11:	Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 12:	1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 13:	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 14:	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 15:	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-65168).

Exhibit 16:	Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-86952).

Exhibit 17:	Stock Option Plan Stock Option Agreement, dated as of May 8, 2003, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Company’s Tender Offer Statement on Schedule TO (File No. 005-77951).

Exhibit 18:	AMN Healthcare Services, Inc. Stock Option Plan, incorporated by reference to the exhibits filed with the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission, on April 14, 2004 (File No. 001-16753).

Exhibit 19:	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Registrant’s Report on Form 10-K for the fiscal year ended December 31, 2004.

Exhibit 20:	Amendment No. 1 to the Registration Rights Agreement dated November 16, 2001, dated April 18, 2005 among the Company, Mr. Francis, the Trust and other stockholders, incorporated by reference to the exhibits filed with the Registrant’s Current Report on Form 8-K dated April 18, 2005.

Exhibit 21:	Stock Option Plan Stock Option Agreement, dated September 28, 2005, between the Company and Steven C. Francis, incorporated by reference to the exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Exhibit 22:	Amended and Restated Registration Rights Agreement, dated as of November 2, 2005, among the Company, Mr. Francis, the Trust and other stockholders, incorporated by reference to the exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Exhibit 23:	AMN Healthcare Equity Plan, incorporated by reference to the exhibits filed with the Registrant’s Current Report on Form 8-K dated April 12, 2006.

Exhibit 24:	Stock Appreciation Right Agreement, dated April 12, 2006, between the Company and Steven C. Francis, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Statement on Schedule 13D filed on June 16, 2006, to the original Statement on Schedule 13D, filed on November 1, 2003, as amended by Amendment No. 1 to Schedule 13D, filed on November 19, 2004.

Exhibit 25:	Restricted Stock Unit Agreement, dated April 12, 2006, between the Company and Steven C. Francis, incorporated by reference to the Exhibits filed with Amendment No. 2 to the Statement on Schedule 13D filed on June 16, 2006, to the original Statement on Schedule 13D, filed on November 1, 2003, as amended by Amendment No. 1 to Schedule 13D, filed on November 19, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 11, 2006.

/s/ Steven C. Francis
STEVEN C. FRANCIS

THE FRANCIS FAMILY TRUST, dated May 24, 1996, as amended

/s/ Steven C. Francis
By:	Steven C. Francis, as Trustee of the Francis Family Trust dated May 24, 1996, as amended

/s/ Gayle A. Francis
By:	Gayle A. Francis, as Trustee of the Francis Family Trust dated May 24, 1996, as amended